Exhibit 99.1

Notice of Meeting and Information Circular in respect of the ANNUAL MEETING OF UNITHOLDERS to be held on May 9, 2007 Dated March 28, 2007

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Provident Energy Trust (the "Trust") will be held at the Calgary Petroleum Club, Devonian Room, 319 - 5th Avenue S.W., Calgary, Alberta T2P 0L5 on Wednesday, May 9, 2007 at 3:00 p.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the "Information Circular") accompanying this Notice, namely to:

1.	receive the audited consolidated financial statements of the Trust together with the Report of the Auditor thereon for the year ended December 31, 2006;

2.	elect the ten directors of Provident Energy Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

3.	appoint the auditors for the ensuing year;

4.	re-appoint Computershare Trust Company of Canada as trustee of the Trust for the ensuing year; and

5.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Only Unitholders of record at the close of business on Wednesday, April 4, 2007 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

Unitholders who cannot attend the Annual Meeting in person may vote by proxy.  Instructions on how to complete and return the proxy or voting instruction form are provided with the form and are described in the Information Circular.  To be valid, proxies must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Toronto time) on May 7, 2007 or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of Provident Energy Ltd.

(Signed) Thomas W. Buchanan President and Chief Executive Officer

Calgary, Alberta

INFORMATION CIRCULAR

HOW TO VOTE

Q.       How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered unitholder.

You are considered to be a registered unitholder if your trust units are registered in your name and:

1.	You have a unit certificate; or

2.	You hold your units through direct registration in Canada or the United States.

You are considered to be a non-registered unitholder if your units are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED UNITHOLDERS:

As a registered unitholder, you may vote in one of several ways:

1.       Attend the Annual General Meeting

You are entitled to attend the Meeting and cast your vote in person.  To vote units registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Computershare Trust Company of Canada authorizing you to do so.

or

2.       By Proxy

If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Trust named in the proxy form to vote your units. You may convey your voting instructions as follows:

(i)	By Internet– Enter the website indicated on the proxy form and follow the instructions;

(ii)	By Mail– Indicate how you would like your units voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(iii)	By Telephone– Call the toll-free number located on the enclosed proxy form and follow the voice instructions; or

(b)	You have the right to appoint another person to attend the Meeting (other than the persons designated in the proxy form) and vote your units on your behalf as follows:

(i)	By Internet– Enter the website indicated on the proxy form and follow the instructions; or

(ii)	By Mail– Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your units voted. Sign and return the completed proxy form in the envelope provided.

Your votes will only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED UNITHOLDERS:

If you are a non-registered unitholder, you will receive a package directly from the  intermediary who holds your trust units that will contain either:

(a)	A proxy registered as to the number of units beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered unitholder, you may vote in one of two ways:

1.       Attend the Annual Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the Meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.       By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing the Provident management representatives named in the proxy form, or another person of your choice, to vote your units.  If you appoint someone other than the management representatives to vote your units, your votes will only be counted if your appointee attends the Meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form;

or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

To ensure that your vote is recorded, your proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Toronto time) on May 7, 2007 or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened.

QUESTIONS AND ANSWERS ON VOTING AT THE ANNUAL MEETING

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a holder of trust units as of the close of business on April 4, 2007. Each trust unit is entitled to one vote.

Q.	What am I voting on?

A.	You are entitled to vote on the following items of business brought forth for consideration:

1.	receive the audited consolidated financial statements of the Trust together with the Report of the Auditor thereon for the year ended December 31, 2006;

2.	appoint the auditors for the ensuing year;

3.	elect the ten directors of Provident Energy Ltd. ("Provident") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

4.	re-appoint Computershare Trust Com-pany of Canada as trustee of the Trust for the ensuing year; and

5.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Q.	Who votes my trust units and how will they be voted if I return a proxy form or voting instruction form?

A.	By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your trust units.

In connection with any ballot that may be called for, the trust units represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your trust units will be voted accordingly.  If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your trust units as your proxyholder sees fit on that matter.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish your votes cast, your trust units will be voted FOR each of the resolutions to voted on at the Meeting, and, at the discretion of management, on any other matter which may be properly brought forth at the Meeting.

Q.	Can I revoke my proxy or voting instruction?

A.
Yes, a Unitholder who has submitted a proxy can revoke it at any time prior to the exercise thereof.  If you have given a proxy and attend personally at the Meeting, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation and delivered to:

(a)
Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department no later than the close of business (local time) on the day before the Meeting (excluding Saturdays, Sundays and holidays), or if the Meeting is adjourned, on the day before it is reconvened (excluding Saturdays, Sundays and holidays);

or

(b)	The Chair of the Meeting prior to the commencement of the Meeting or any reconvened Meeting.

Q.	Who is soliciting my proxy?

A.
The persons named as proxyholders in the proxy form are directors or officers of Provident.  In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of Provident without special compensation.

The Trust may retain the services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements.  The cost of solicitation will be borne by Provident and reimbursed by the Trust.

For this Meeting, you should not expect to receive any solicitation of your proxy.

Q.	How many Trust Units are outstanding?

A.
As of March 19, 2007 there were 212,371,616 trust units outstanding.  No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 percent of the voting rights attached to the trust units of the Trust.

Q.	Is my vote confidential?

A.	Yes, your vote is confidential. Proxies are received, counted and tabulated independently by the Trust’s transfer agent, Computershare Trust Company of Canada.

The Trust’s transfer agent does not disclose individual unitholder votes to the Trust and proxies are not referred to the Trust unless a unitholder has made comments clearly intended for management.  However,  the Trust’s transfer agent may, upon request, provide the Trust with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.	Who can I contact if I have a question regarding the Annual Meeting?

A.	If you have any questions regarding the Annual Meeting, please contact Computershare Trust Company of Canada at 1-800-332-0095.

Relationships Among the Trustee, the Trust and Provident

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (the "Trust Indenture") dated as of January 25, 2001 between Founders Energy Ltd. (the predecessor to Provident Energy Ltd.) and the Trustee (as successor to Montreal Trust Company of Canada), as amended from time to time.  Provident is a corporation the common shares of which are wholly-owned by the Trust.  The principal business of Provident is to manage and administer the operating activities associated with its oil and gas properties and the natural gas midstream, natural gas liquids processing and marketing business. Provident is also responsible for providing the management, administrative and support services to the Trust.

Interest of the Trustee, Provident and
the Directors and Officers of Provident in Matters to be Acted Upon

Neither the Trustee, Provident nor any director or executive officer of Provident, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular under the heading "Matters to be Acted Upon at the Meeting".

Interest of Informed Persons in Material Transactions

Neither the Trustee, Provident nor any director or executive officer of Provident, nor any proposed nominee for election as a director of Provident, nor any other insider of the Trust or Provident, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2006, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Provident.

Indebtedness of the Trustee and the Directors and Executive Officers
of Provident

Neither the Trustee nor any of the directors or executive officers of Provident, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Trust or Provident at any time since the beginning of the year ended December 31, 2006.

Voting Securities and Principal Holders of Voting Securities

Trust Units

As at March 19, 2007, the Trust had 212,371,616 issued and outstanding Trust Units.  Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. Only Unitholders of record at the close of business on Wednesday, April 4, 2007 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

Principal Holders

As at the date of this Information Circular, and to the best of the knowledge of the Trust and the directors and executive officers of Provident, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Trust Units.

As of the date of this Information Circular, and to the best of the knowledge of the Trust, the directors and executive officers of Provident beneficially owned, directly or indirectly, or exercised control or direction over, 2,123,241 million Trust Units representing approximately 1% of the issued and outstanding Trust Units.

Matters to be Acted Upon at The Meeting

1.	Receipt of the Consolidated Financial Statements

The audited consolidated financial statements of the Trust for the year ended December 31, 2006 will be placed before the Unitholders at the Meeting.  These financial statements were audited by PricewaterhouseCoopers llp, Chartered Accountants, of Calgary, Alberta.

2.	Election of Directors

Provident currently has a Board of Directors consisting of eleven members, ten of whom are standing for re-election to the Board of Directors at the Meeting.

The ten nominees for election to the Board of Directors and their biographies are listed in the section "Board of Directors".  All of the nominees are currently directors of Provident.  Mr. Byron J. Seaman, who has been a director of Provident since 2001, is not standing for re-election to the Board of Directors at the Meeting.  Each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed.  It is the intention of the persons named in the enclosed form of proxy supplied to Unitholders to vote such proxy for the election of persons named on the following table as directors of Provident.  Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

3.	Appointment of Auditors

The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing PricewaterhouseCoopers llp as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders.  PricewaterhouseCoopers llp were appointed the initial auditors of the Trust on January 25, 2001 pursuant to the terms of the Trust Indenture.  For 2006, fees charged by PricewaterhouseCoopers llp to the Trust and its Canadian and U.S. subsidiaries were $4.6 million compared to $1.7 million in 2005.

	Year ended December 31, 2006 (in millions)	Year ended December 31, 2005 (in millions)
Audit fees	$2,000,000	$929,000
Audit-related fees	$1,294,900	$30,000
Tax fees	$1,226,000	$776,300
All other fees	$60,300	$-
Total	$4,581,200	$1,735,300

Audit Fees

Fees for audit services totalled approximately $2,000,000 in 2006 and approximately $929,000 in 2005, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.  Fees in 2006 have increased as a result of a comprehensive audit that incorporates work undertaken by the auditors to assess management internal controls under Section 404 of the Sarbanes Oxley Act.

Audit-Related Fees

Fees for audit-related services totalled approximately $1,294,900 in 2006 and approximately $30,000 in 2005.  Audit related services include consultations concerning documents filed with respect to audits in connection with proposed or successfully transacted acquisitions and for 2006 included work related to the initial public offering by Breitburn Energy Partners L.P.

Tax Fees

Fees for tax services totalled approximately $1,226,000 in 2006 and approximately $776,300 in 2005.  Fees for tax services include tax compliance, tax planning and tax advice services.

All Other Fees

Fees for all other services totalled approximately $60,300 in 2006 and nil in 2005.

The Trust has complied with applicable rules regulating the provision of non-audit services to the Trust by its external auditor.  All audit and non-audit services provided to the Trust by PricewaterhouseCoopers llp in excess of $100,000 have been pre-approved by the Audit Committee.  The Audit Committee has reviewed these services to ensure they are compatible with maintaining the independence of the external auditor.

4.	Re-appointment of Trustee

The Trust Indenture provides that the Unitholders shall re-appoint the Trustee of the Trust to hold office until the next annual meeting of Unitholders.  Computershare Trust Company of Canada was first appointed as trustee of the Trust on January 25, 2001.

The Board of Directors has approved and recommend that the Unitholders vote in favour of the ordinary resolution to re-appoint Computershare Trust Company of Canada as trustee of the Trust.  The persons named in the enclosed form of proxy intend to nominate and, unless expressly instructed to the contrary in such form of proxy, to vote for the re-appointment of Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting of the Unitholders.

The Trustee was reimbursed for costs and expenses incurred for the year ended December 31, 2006.  Compensation is paid to the Trustee for the services it provides as trustee and as registrar and transfer agent of the Trust.  For the year ended December 31, 2006, the Trustee received $242,670 for the services it provided as trustee and as registrar and transfer agent of the Trust.

Board of Directors

Mr. Zaozirny is Chairman of the Board.  Mr. Zaozirny serves as counsel to the law firm of McCarthy Tétrault llp and Vice-Chairman of Canaccord Capital Corporation. He is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Trust, Coastal Energy Company, Computer Modeling Group Ltd., Candax Inc., Fording Canadian Coal Trust, IPSCO Inc., Pengrowth Energy Trust and TerraVest Income Fund.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Governance, Human Resources and Compensation Committee				13 of 13 7 of 7	100% 100%
Securities Held:
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	30,336	30,482	60,818	$790,026		Yes
John B. Zaozirny Calgary, Alberta Director Since 2001 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	33,333	$10.92	33,333	$111,999

Mr. Billing is the Chairman and Chief Executive Officer and a director of Superior Plus Inc., a diversified trust, since 1998.  Prior thereto he was President and Chief Executive Officer of Norcen Energy Ltd. an oil and gas exploration and production company, from 1994 to 1998.  He is also a director of Capitol Energy Resources Ltd. and BreitBurn Energy Partners LP.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Governance, Human Resources and Compensation Committee				11 of 13 7 of 7	85% 100%
Securities Held(5):
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	63,364	27,889	91,253	$1,185,376		Yes
Grant D. Billing Calgary, Alberta Director Since 2001 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	33,333	$10.92	33,333	$111,999

Mr. Buchanan was appointed President and Chief Executive Officer of Provident effective July 1, 2006.  Prior thereto, he was Chief Executive Officer of Provident from March 2001 to June 2006.  Prior thereto he was Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001.  He is also a director of Churchill Energy Inc., Athabasca Oilsands Corp. and BreitBurn Energy Partners LP.

	Board/Committee Membership:				Attendance(4)
	Board of Directors				13 of 13	100%
	Securities Held(5):
	Trust Units	PTUs	Total Trust Units & PTUs	Total Market Value of Trust Units(6)(7)		Meets Ownership Requirement(1)
	893,836	226,825	1,120,661	$11,610,930		Yes
Thomas W. Buchanan Calgary, Alberta Director Since 2001 Not Independent (Management)	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	166,667	$10.92	166,667	$560,000

Mr. Fergusson is the former Vice President and Director with Dow Chemical Canada Inc. He is also a director of Canexus Income Fund and Taylor NGL Limited Partnership.
	Board/Committee Membership:				Attendance(4)
	Board of Directors Audit Committee Reserves, Operations and Environmental, Health & Safety Committee				13 of 13 12 of 12 7 of 7	100% 100% 100%
Securities Held:
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	5,000	15,044	20,044	$263,372		Yes
Hugh A. Fergusson Calgary, Alberta Director Since 2005 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	March 10, 2005	March 10, 2009	100,000	$12.06	100,000	$185,000

Mr. Findlay served as President of Provident from March 2001 until June 30, 2006.  Prior thereto he was Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001.  Prior thereto Senior Vice President of TransCanada Pipelines Ltd., a pipeline company, and President and Chief Executive Officer of TransCanada Gas Processing L.P., a gas processing partnership, from June 1998 to August 1999.  He is also a director of Canadian Helicopters Income Fund, Pembina Pipelines Income Fund, Superior Plus Inc., TransAlta Power LP and BreitBurn Energy Partners LP.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Reserves, Operations and Environmental, Health & Safety Committee				13 of 13 7 of 7	100% 100%
Securities Held:
	Trust Units	DRTUs/ PTUs	Total Trust Units, DRTUs & PTUs	Total Market Value of Trust Units and DRTUs(6)(7)		Meets Ownership Requirement(1)
	767,378	24,861/ 102,139	898,187	$10,104,635		Yes
Randall J. Findlay DeWinton, Alberta Director Since 2001 Not Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	166,667	$10.92	166,667	$560,000

Mr. Gish is a corporate director.  Prior thereto he was the President of Gish Consulting Inc., energy consultants, and previously Chairman, President and Chief Executive Officer of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc.  He has been a director of Provident since 2003 and is also a director of Railpower Technologies Corp. and Superior Plus Inc.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Governance, Human Resources and Compensation Committee				13 of 13 7 of 7	100% 100%
Securities Held(5):
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	7,000	24,035	31,035	$403,145		Yes
Norman R. Gish Calgary, Alberta Director Since 2003 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	September 12, 2003 November 8, 2004	September 12, 2007 November 8, 2008	100,000 33,333	$10.94 $10.92	100,000 33,333	$407,000 $111,999

Mr. Libin is the Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a resource services company, since December 2000.  He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995.  He is also Chairman of Winstar Resources Ltd.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Audit Committee Reserves, Operations and Environmental, Health & Safety Committee				11 of 13 11 of 12 6 of 7	85% 92% 86%
Securities Held:
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	122,686	24,035	134,771	$1,750,675		Yes
Bruce R. Libin Calgary, Alberta Director Since 2001 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	33,333	$10.92	33,333	$111,999

Dr. Mitchell has been an independent businessman since September 2003.  From 1984 to September 2003, he was Executive Vice President of Talisman Energy Inc., a public oil and gas company.  He is also a director of Winstar Resources Ltd.

	Board/Committee Membership:				Attendance(4)
	Board of Directors Reserves, Operations and Environmental, Health & Safety Committee				11 of 13 7 of 7	85% 100%
Securities Held:
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs(6)		Meets Ownership Requirement(1)
	6,000	24,035	30,035	$390,155		Yes
Dr. Robert W. Mitchell Calgary, Alberta Director Since 2003 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	December 8, 2003 November 8, 2004	December 8, 2007 November 8, 2008	100,000 33,333	$11.20 $10.92	100,000 33,333	$353,000 $111,999

Mr. Shaikh is the President of M.H. Shaikh Professional Corporation (Chartered Accountants). He is also a director of Churchill Energy Inc. and Mystique Energy Inc.
	Board/Committee Membership:				Attendance(4)
	Board of Directors Audit Committee (Chair)				13 of 13 12 of 12	100% 100%
Securities Held(5):
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs (6)		Meets Ownership Requirement(1)
	124,684	24,035	148,719	$1,931,860		Yes
M.H. (Mike) Shaikh Calgary, Alberta Director Since 2001 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	33,333	$10.92	33,333	$111,999

Mr. Smith is an independent businessman and private investor. He is also a director of Compton Petroleum Ltd. and Cordero Energy Inc.
	Board/Committee Membership:				Attendance(4)
	Board of Directors Governance, Human Resources and Compensation Committee (Chair) Reserves, Operations and Environmental, Health & Safety Committee (Chair)				13 of 13 7 of 7 7 of 7	100% 100% 100%
Securities Held:
	Trust Units	DRTUs	Total Trust Units & DRTUs	Total Market Value of Trust Units and DRTUs (6)		Meets Ownership Requirement(1)
	4,900	24,035	28,935	$357,866		Yes
Jeffrey T. Smith Calgary, Alberta Director Since 2001 Independent	Trust Unit Options Held:
	Date Granted	Expiry Date	Amount of Grant	Grant Price(2)	Total Unexercised	Value of Unexercised Options (3)
	November 8, 2004	November 8, 2008	33,333	$10.92	33,333	$111,999

Notes:

(1)
Each of the directors is required to hold an equity position in the Trust, having a minimum value of five times the annual retainer paid to such director.  Current directors have until May 5, 2008 to meet this requirement. New directors must reach this requirement within three years of their appointment to the Board.  Trust Units, DRTUs and PTUs are considered equity for this purpose, while Trust Unit Options are not.

(2)
The “Grant Price” is the closing price of the Trust Units on the TSX on the day prior to the grant date.  The Option Plan includes a feature to reduce the exercise price of an option by the amount by which the cash distributions per unit exceeds 8% of the original grant price of the option.  See "Trust Unit Option Plan" in this Information Circular.

(3)
The value of unexercised options and in-the-money options is the difference between the exercise price of the options and the closing price of the Trust Units on the TSX on March 19, 2007 which was $12.99, and includes certain allowable reductions to the exercise price of the options in accordance with the Option Plan based on the cash distributions to Unitholders.  See "Trust Unit Option Plan" in this Information Circular.

(4)
Directors are expected to attend all Board meetings and the meeting of its committees on which they sit, unless circumstances make it impossible for them to do so.  Directors who were unable to attend meetings in 2006 provided their input with any deliberations prior to the meeting and familiarized themselves with any decisions as soon as possible after the meetings occurred.

(5)
Mr. Billing also holds $500,000 principal amount of the Trust's initial 6.50% convertible unsecured debentures issued in March 2005.  Mr. Buchanan also holds $100,000 of the Trust's supplemental 6.50% convertible unsecured debentures (the "Supplemental 6.50% Debentures").  Mr. Fergusson also holds $100,000 of the Supplemental 6.50% Debentures.  Mr. Shaikh also holds $250,000 principal amount of the Supplemental 6.50% Debentures.  Mr. Gish also holds $20,000 principal amount of the Trust's 8.75% convertible unsecured subordinated debentures and also holds $110,000 principal amount of the Trust's Supplemental 6.50% Debentures.

(6)	The “Total Market Value of Trust Units and DRTUs” is based on the closing price of the Trust Units on the TSX on March 19, 2007.

(7)
Mr. Buchanan holds PTUs and Mr. Findlay holds both DRTUs and PTUs.  No estimate of the aggregate dollar value of PTUs as at December 31, 2006 has been provided.  See "Long Term Incentive Plan" and "Aggregate Options Exercised by Named Executive Officers and Year-End Values" in this Information Circular.

Board of Directors’ Compensation

The Board of Directors, through the Governance, Human Resources and Compensation Committee, and considering recommendations from external independent consultants as required, is responsible for the development and implementation of the directors' compensation structure.  The main objectives of this structure are to: (a) attract and retain the most qualified individuals and the expected contribution of those directors; (b) compensate the directors in a manner that is commensurate with the risks, size and complexity of the Trust; and (c) align the interests of the directors with the Unitholders.  To meet and maintain these objectives, the Board periodically review of directors compensation, making modifications it deems necessary.

Directors receive an annual retainer for membership on the Board and any Board Committee.  The Chair of the Board and the Chair of each of the three Board Committees receives an additional annual retainer. Provident reimburses the directors for out-of-pocket expenses incurred to attend meetings.  For 2006, the compensation schedule is as follows:

Annual Board Chair Retainer	$125,000
Annual Board Retainer	$30,000
Annual Committee Chair Retainer - Audit Committee - Governance, Human Resources and Compensation Committee - Reserves, Operations and Environmental Health & Safety Committee	$10,000 $7,500 $7,500
Annual Committee Member Retainer	$5,000
Board Meeting Fees – Chairman - Single Purpose Meeting Fee	$4,000 $2,000
Board Meeting Fees – Member - Single Purpose Meeting Fee	$1,500 $750
Committee Meeting Fees – Chairman	$2,500
Committee Meeting Fees – Member	$1,500

Director Long Term Incentive Plan

Each of the directors participates in the Long Term Incentive Plan under which no cash amounts were paid for the year ended December 31, 2006.  In accordance with the Long Term Incentive Plan, on January 2, 2006, the Chairman was awarded 10,000 DRTUs (as defined herein) and each other director was awarded 7,000 DRTUs, which vest at the end of a three year period and will entitle such directors to cash compensation determined on the basis of the current market value of the Trust Units on the vesting dates.  See "Long Term Incentive Plan" in this Information Circular.

2006 Directors' Compensation

Director	Annual Board Retainer		Annual Committee Retainer / Number of Committees		Board Meeting Fees	Committee Meeting Fees	Total Compensation
	Cash	DRTUs(2)
Mr. Billing(3)	$30,000	7,000	$5,000	1	$16,500	$10,500	$166,496
Mr. Buchanan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Fergusson	$30,000	7,000	$10,000	2	$19,500	$29,250	$193,246
Mr. Findlay(1)(3)	$15,000	3,500	$2,500	1	$7,500	$4,500	$81,855
Mr. Gish	$30,000	7,000	$5,000	1	$19,500	$10,500	$169,949
	Cash	DRTUs(2)
Mr. Libin	$30,000	7,000	$10,000	2	$16,500	$25,500	$186,495
Mr. Mitchell	$30,000	7,000	$5,000	1	$16,500	$9,000	$164,995
Mr. Seaman	$30,000	7,000	$5,000	1	$19,500	$11,250	$170,245
Mr. Smith	$30,000	7,000	$15,000	2	$19,500	$18,750	$187,745
Mr. Shaikh	$30,000	7,000	$10,000	1	$19,500	$30,000	$193,995
Mr. Zaozirny	$125,000	10,000	$5,000	1	$52,000	$12,750	$357,019

Notes:
(1)	Mr. Findlay became eligible to receive Board and Committee compensation effective July 1, 2006 upon his retirement from the position of President of Provident Energy Ltd.

(2)
All of the DRTUs were granted on January 2, 2006 and vest on the third anniversary of the date of grant.  See "Long Term Incentive Plan" in this Information Circular.  The aggregate dollar value of the DRTUs has been determined based on the closing price of the Trust Units on March 19, 2007.

(3)	As directors of BreitBurn Energy Partners L.P., Mr. Findlay and Mr. Billing each receive compensation from BreitBurn Energy Partners L.P. for their services as directors.

Meetings Without Management

Following certain meetings, the Board and its committees conduct "in camera" sessions, at which no management directors or members of management are present.  The "in camera" sessions of the Board are held at such times as the independent directors or the Chairman determine advisable.  The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Unitholders.

Report Of The Governance, Human Resources And Compensation Committee

Composition of the Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee is comprised of Jeffrey T. Smith (Chairman), John B. Zaozirny, Grant D. Billing and Norman R. Gish, all of whom are considered "independent" directors within the meaning of applicable securities legislation and are knowledgeable about executive compensation.  The Committee maintains a charter of responsibilities and a schedule of duties and is responsible for, among other things, reviewing executive compensation matters and making recommendations relating to, among other things, executive compensation matters to the Board of Directors for its approval.

Report on Executive Compensation

The Governance, Human Resources and Compensation Committee has overall oversight responsibility for monitoring and assessing the human resource policies and procedures of the Trust, including recruitment, compensation, benefit programs and succession planning.  The Committee, among its other responsibilities, makes recommendations to the Board on the compensation of the President and Chief Executive Officer and approves and reports to the Board on the compensation of other executive officers and employees of Provident.

The Trust is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and qualified employees. Provident's compensation plan for all of its employees, including its executive officers, is comprised of four components:  base salary, short term cash incentives, long-term cash incentives and benefits.  In aggregate, these components are part of a strategy designed to achieve the following:

a)	to provide incentives to attract and motivate highly skilled and qualified employees;

b)	to encourage retention of key personnel for the succession of senior management; and

c)	to align compensation with corporate performance and therefore the interests of Unitholders.

The Committee engages its own independent consultants to opine on Provident’s compensation practices and assist in determining the appropriateness of compensation of its senior executives.  The Committee, in consultation with the Chairman of the Board, has authority to retain and approve the fees of its consultants.  In 2006, the Committee engaged Mercer Human Resource Consulting (“Mercer”) to provide guidance to the Committee with respect to Provident’s compensation plans and practices versus its direct competitors and other widely held companies.  This support to the Committee has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at some Committee meetings to review compensation policy and designs for employees and officers.  The decisions made by the Committee are the sole responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The Trust maintains ownership guidelines for executive officers as a way of aligning executive and Unitholder interests.  The President and Chief Executive Officer is expected to own Trust Units representing three times annual base salary, the Executive Vice President positions are expected to own Trust Units representing two times annual base salary, while positions held at the Senior Vice President level are expected to own Trust Units representing one and a half times annual base salary.  Executives are provided a period of five years from the implementation of these guidelines to satisfy this requirement, or if later, from the executive's appointment to his or her  position, with long term incentive grants qualifying as ownership in this regard.

The Trust's compensation plan for its executive officers consists of the same four components as the compensation plan for all other employees of the Trust.  Total compensation for the executive officers was reviewed by the Governance, Human Resources and Compensation Committee and compared to the total compensation of similar positions for executives of other upstream and midstream trusts and companies with a view to ensuring that such overall compensation packages are competitive.  The compensation for the President and Chief Executive Officer is based on a broad range of performance criteria including the sustained corporate, operational and financial performance of the Trust over time, achievement of strategic objectives, visionary leadership and social responsibility.  Bonuses are earned based on individual and corporate performance.

The Governance, Human Resources and Compensation Committee believes that it has been successful in providing Provident's executive officers with a package that combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and enhanced Unitholder value.

The foregoing report is respectfully submitted to Unitholders by the Governance, Human Resources and Compensation Committee.

Jeffrey T. Smith (Chair)
Grant D. Billing
Norman R. Gish
John B. Zaozirny

Executive Compensation Structure

The market competitiveness of the Trust’s executive compensation program, and each of its components, is assessed relative to a group of peer companies and trusts of comparable size, scope and geographic operations scope.  The Trust’s executive compensation program has four main components: base salary, short-term cash incentives, long-term cash incentives and benefits as described below.

Compensation Element	Form	Eligibility	Performance Period	Determination
Base Salary	Cash	All executives	Annual	Base salaries are determined relative to comparable roles in the appropriate peer group, internal equity and the individual's role mastery. The Trust also participates in external salary surveys.
Short Term Incentives	Cash	All executives	1 Year	Individual short term incentive awards are based on the achievement of pre-established annual corporate, departmental and individual performance objectives.
Long Term Incentives	PTUs	All executives	3 Years
The Long-Term Incentive Plan is designed to (a) motivate management performance; (b) retain a strong management team; (c) align the interests of executives with Unitholders; and (d) ensure executives have a vested interest in the long term growth and success of the Trust.

Trust Unit Option Plan

The Option Plan has been replaced by the Long Term Incentive Plan as defined and described below under the heading "Long Term Incentive Plan". The Option Plan was discontinued as of May 2, 2005 and no further options were issued under the Option Plan after March 11, 2005.  The terms of any outstanding options which have not been exercised remain unchanged.

Under the Option Plan, options to purchase a maximum of 8,000,000 Trust Units were authorized for granting to employees, officers, directors and consultants to the Trust and its subsidiaries.  As of March 19, 2007, options to acquire an aggregate of 2,144,808 Trust Units have been granted and are outstanding to the employees, consultants, officers and directors of Provident.  Provident does not plan on issuing any additional options under the Plan.  The Option Plan is administered by Provident.  The exercise price of the issued options was determined at the time of grant and was equal to the closing price of the Trust Units on the TSX on the last day preceding the grant. The Option Plan includes a feature to reduce the exercise price of an option by the amount by which the cash distributions per unit exceeds 8% of the original grant price of the option. The 8% return, or performance threshold, is calculated on an annualized basis and must be achieved prior to triggering a reduction in the option exercise price.  Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee.  The Board of Directors may determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to any required regulatory approvals.  The Board of Directors may, in its discretion, amend, suspend or terminate the Option Plan. Any amendment to the Option Plan is subject to prior approval of the TSX.

The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors) shall not exceed 10% of the total number of Trust Units then outstanding.  Furthermore, the issuance to insiders of the Trust or Provident (or to their advisors) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding.  In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding.  Options are not assignable or transferable.  No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units.

Long Term Incentive Plan

The Board of Directors has approved the adoption of a unit award incentive plan (the "Long Term Incentive Plan") of the Trust which authorizes the Trust to grant awards ("Unit Awards") of restricted trust units ("RTUs" or "Restricted Awards") and performance trust units ("PTUs" or  "Performance Awards") to officers, employees and consultants of the Trust and its affiliates and which authorizes the Trust to grant Unit Awards of director restricted trust units ("DRTUs" or "Director Restricted Awards").  Officers, employees and consultants may receive an award of PTUs, RTUs or a combination thereof depending on the position held in Provident and directors of Provident may receive an award of DRTUs.  The Long Term Incentive Plan has been adopted by the Trust to replace the existing Option Plan.  The Long Term Inventive Plan does not provide for the issuance of Trust Units or any rights to acquire Trust Units and provides only for the granting of cash awards.

Restricted Awards are granted to officers, employees and consultants of Provident.  Each Restricted Award will entitle the holder to receive an amount in cash equal to the current market price of a Trust Unit multiplied by the number of RTUs designated in the Restricted Award.  Such RTUs will vest and the cash value will be delivered as to one-third on each of the first, second and third anniversary dates of the date of the grant.  Director Restricted Awards granted to directors vest on the third anniversary of the date of the grant and upon vesting entitle the holder to receive an amount in each equal to the current market price of a Trust Unit multiplied by the number of DRTUs designated in the Director Restricted Award.

Performance Awards granted to officers, employees and consultants vest on the third anniversary of the date of the grant and upon vesting entitle the holder to receive an amount in cash equal to the current market price of a Trust Unit multiplied by the number of PTUs designated in the Performance Award multiplied by a weighted performance multiplier.  The weighted performance multiplier is dependent on a number of considerations, including Total Unitholder Return (as defined in the Long Term Incentive Plan), relative to returns on trust units of members of a peer comparison group selected at the inception of the Long Term Incentive Plan that consists of 20 upstream and 5 midstream trusts and partnerships over the term of the Performance Award.  If the percentile rank is less than 35, the contribution of the performance measure to the weighted performance multiplier is zero and if the percentile rank is equal to or greater than 75, the contribution of the performance measure to the weighted performance multiplier is two.  The performance multiplier for PTUs can vary from zero to two based on Provident’s performance over a three year term.  Since the performance multiplier and market price of the Trust Units cannot be determined until the end of the three year vesting period, the aggregate dollar value of PTUs as at December 31, 2006 cannot be determined.

The Long Term Incentive Plan provides for cumulative increases to the amount of cash to be paid pursuant to the Unit Awards on each date that distributions are paid in respect of Trust Units to reflect distributions on the Trust Units between the date of the grant and the payment date in respect of the RTUs, PTUs or DRTUs.  The ratio (the "Adjustment Ratio") used to adjust the number of RTUs, PTUs or DRTUs upon which the amount to be paid on the applicable payment date(s) pertaining to such Unit Award is determined in accordance with the terms of the Long Term Incentive Plan.  The Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each distribution payment date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution, expressed as an amount per Trust Unit, paid on that distribution payment date, and having as its denominator the weighted average of the price of the Trust Units on the Toronto Stock Exchange for the three consecutive trading days ending on the trading day immediately preceding that distribution payment date.

The vesting provisions applicable to the RTUs, PTUs and DRTUs provide that in the event of any Takeover Bid Transaction (as defined in the Long Term Incentive Plan) payment shall be made on outstanding RTUs, PTUs and DRTUs on the earlier of: (i) the payment date determined in accordance with the provisions of the grant of RTUs, PTUs and DRTUs, and (ii) the date which is immediately prior to the date upon which a Take-Over Bid Transaction is completed.  The Long Term Incentive Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

The cost of the Long Term Incentive Plan to the Trust will be expensed in the Trust's consolidated financial statements on an annual basis.

Executive Unit Ownership Requirements

The Trust has set executive unit ownership guidelines, proportionate to the executive’s position and compensation.  These guidelines support the Trust’s belief that unit ownership by executives further aligns the interests of unitholders and the senior leadership team.  Under the guidelines, Trust Units and PTUs count as ownership, while unit option holdings do not.

Executive Officer Position	Multiple of Base Salary
President and Chief Executive Officer	3.0
Executive Vice President	2.0
Senior Vice President	1.5

Newly hired and promoted executives are expected to achieve the required ownership levels within five years from their appointment to the executive position.

Summary Of Executive Compensation

Executive compensation with respect to the financial years ended December 31, 2004, December 31, 2005 and December 31, 2006 has been provided for the President and Chief Executive Officer; President; Executive Vice President Operations and Chief Operating Officer; Executive Vice President Finance, Strategy and Business Development and Corporate Secretary; Senior Vice President, Finance and Chief Financial Officer, President, Canadian Oil and Gas Production Business Unit (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Position(1)	Annual Compensation				Long-Term Compensation				All Other Compensation
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards			Payout
					Securities under Options (#)	LTIP Awards (all PTUs) (#)	Trust Units Subject to Resale Restrictions	LTIP Payouts
Thomas W. Buchanan(2) President and Chief Executive Officer	2006 2005 2004	406,146 313,500 275,000	308,750 82,500 100,000	33,671 43,534 18,988	Nil Nil 166,667	72,402 54,019 Nil	N/A	Nil Nil Nil	-
Randall J. Findlay(3) President	2006 2005 2004	175,000 275,000 275,000	271,700 82,500 100,000	7,258 51,200 26,021	Nil Nil 166,667	54,602 47,537 Nil	N/A	Nil Nil Nil	-
Daniel J. O'Byrne Executive Vice President Operations and Chief Operating Officer	2006 2005 2004	325,000 126,042 N/A	110,791 Nil N/A	34,671 14,221 N/A	Nil Nil N/A	50,702 21,788 N/A	N/A	Nil Nil N/A	-
David I. Holm(4) Executive Vice President Finance, Strategy and Business Development & Corporate Secretary	2006 2005 2004	300,416 N/A N/A	Nil N/A N/A	24,927 N/A N/A	Nil N/A N/A	50,702 N/A N/A	N/A	Nil N/A N/A	-
Mark N. Walker Senior Vice-President, Finance and Chief Financial Officer	2006 2005 2004	260,000 225,000 205,000	156,900 61,500 63,000	31,792 14,742 24,542	Nil Nil 173,333	40,562 38,894 Nil	N/A	Nil Nil Nil	-
Cameron G. Vouri President, Canadian Oil and Gas Production Business Unit	2006 2005 2004	275,000 225,000 205,000	131,400 51,250 52,500	32,379 18,835 30,453	Nil Nil 131,667	42,902 38,894 Nil	N/A	Nil Nil Nil	-

Notes:

(1)	Each Named Executive Officer receives compensation in their role as an executive officer of Provident, a subsidiary of the Trust.
(2)	Tom Buchanan was appointed President and Chief Executive Officer following Mr. Findlay's resignation.
(3)
Mr. Findlay resigned as President of Provident effective June 30, 2006.  The compensation paid to Mr. Findlay and included in the Summary Compensation Table includes only the amounts received by Mr. Findlay in his capacity as President of Provident.  For amounts paid to Mr. Findlay in his capacity as a director of Provident, see "2006 Directors' Compensation" in this Information Circular.

(4)	Mr. Holm commenced employment with Provident on January 30, 2006.

Unit Awards Granted to Named Executive Officers During the
Most Recently Completed Financial Year(1)

Name	Trust Units Underlying PTUs	% of Total Unit Awards Granted to Employees in Financial Year	Exercise Price ($/Performance Trust Unit)	Market Value of Trust Units Underlying Unit Awards on the Date of Grant ($/Trust Unit)	Vesting Date(2)
Thomas W. Buchanan	72,402	7.6%	$12.82	$12.82	January 1, 2009
Randall J. Findlay	54,602	5.7%	$12.82	$12.82	January 1, 2009
David I. Holm	50,702	5.3%	$12.82	$12.82	January 1, 2009
Daniel J. O'Byrne	50,702	5.3%	$12.82	$12.82	January 1, 2009
Mark N. Walker	40,562	4.3%	$12.82	$12.82	January 1, 2009
Cameron G. Vouri	42,902	4.5%	$12.82	$12.82	January 1, 2009

Notes:

(1)
The material terms of the awards, including a general description of the formula or criteria applied in determining the amounts payable is set forth under the heading "Long Term Incentive Plan" in this Information Circular.

(2)	No Unit Awards granted under the Long Term Incentive Plan to Named Executive Officers were exercised during the most recently completed financial year.

Name	PTUs Granted	Performance Period until Payout	Estimated Additional PTUs Received Over Performance Period on Account of Distributions(1)	Estimated Future Payouts(2)
				Threshold (#)	Target (#)	Exceed (#)
Thomas Buchanan	72,402	3 years	30,710	0	103,112	206,224
Randall Findlay	54,602	3 years	23,159	0	77,761	155,523
David Holm	50,702	3 years	21,505	0	72,207	144,415
Daniel O'Byrne	50,702	3 years	21,505	0	72,207	144,415
Mark Walker	40,562	3 years	17,204	0	57,766	115,532
Cameron Vouri	42,902	3 years	18,197	0	61,099	122,198

Notes:
(1)	The estimated PTUs received over the performance period on account of distributions is based on an assumed monthly distribution amount of $0.12 and an estimated Trust Unit price of $12.82.

(2)
PTU's vest on the third anniversary of the date of grant and upon vesting entitle the holder to a cash amount based upon the current market price of the Trust Units and a weighted performance multiplier.  The weighted performance multiplier is dependent on a number of considerations, including Total Unitholder Return (as defined in the Long Term Incentive Plan), relative to returns on trust units or common shares of members of a selected peer comparison group of upstream and midstream companies and trusts over the term of the Performance Award.  If the percentile rank is less than 35, the contribution of the performance measure to the weighted performance multiplier is zero and if the percentile rank is equal to or greater than 75, the contribution of the performance measure to the weighted performance multiplier is two.  The performance multiplier for PTUs can vary from zero to two based on Provident’s performance over a three year term.  See "Long Term Incentive Plan" in this Information Circular.

Options Granted to Named Executive Officers

The Trust Unit Option Plan (the "Option Plan") was discontinued as of May 2, 2005.  No new options were issued to the Named Executives in 2006 and the Trust does not intend to issue any further options under the Option Plan in the future.  See "Trust Unit Option Plan" in this Information Circular.

Aggregate Options Exercised by Named Executive Officers and Year-End Values

The following table sets forth details with respect to options exercised by the Named Executive Officers during 2006 pursuant to the Option Plan and financial year end option values.

Aggregate Options Exercised During the
Most Recently Completed Financial Year and
Financial Year-end Options Values(1)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At December 31, 2006 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2006 ($) Exercisable/Unexercisable(2)
Thomas W. Buchanan	Nil	Nil	166,667/Nil	$526,668/Nil
Randall J. Findlay	Nil	Nil	166,667/Nil	$526,668/Nil
Mark N. Walker	53,333	241,998	100,000/Nil	$375,000/Nil
Cameron G Vouri	50,000	204,000	50,000/Nil	$158,000/Nil

Notes:

(1)
The Named Executive Officers have also received PTUs under the Long Term Incentive Plan. See "Summary of Executive Compensation - Summary Compensation Table" in this Information Circular. PTUs vest on the third anniversary of the date of grant and upon vesting entitle the holder to a cash amount based upon the current market price of the Trust Units and a weighted performance multiplier. The performance multiplier is determined on the basis of the total return to Unitholders on the Trust Units relative to returns on securities of a selected peer comparison group of upstream and midstream trusts and companies over the period in which such PTUs vest, and can vary from between zero and two, depending upon the Trust's performance over the period. See "Long Term Incentive Plan" in this Information Circular. Since the performance multiplier and the market price of the Trust Units cannot be determined until the end of the three year vesting period, the aggregate dollar value of PTUs as at December 31, 2006 cannot be determined.

(2)
The value of the unexercised and in-the-money options is the difference between the exercise price of the options and the closing stock value of the Trust Units on the TSX on December 29, 2006, which was $12.84 per Trust Unit, and includes certain allowable reductions to the exercise price of the options in accordance with the Option Plan based upon the cash distributions to Unitholders.  See "Trust Unit Option Plan".

Executive Employment Agreements

Provident has entered into executive employment agreements (the "Executive Employment Agreements") with each of Mr. Buchanan, Mr. O'Byrne and Mr. Holm.  Under the terms of the Executive Employment Agreements, for the year ended December 31, 2006, Mr. Buchanan received an annual salary of $406,146, Mr. O'Byrne received an annual salary of $325,000 and Mr. Holm received the pro-rated portion of an annual salary of $325,000 based on his commencement date of January 30, 2006.  The Executive Employment Agreements provide that the executive salaries will be determined by the Board of Directors annually, provided that each annual determination shall not be less than the previous year's annual salary.  Mr. Findlay's annual salary of $350,000 for the year ended December 31, 2006, was prorated based on his employment resignation date of June 30, 2006.  Mr. Buchanan is also entitled to a target cash bonus of 65% of his annual salary and Mr. Holm and Mr. O'Byrne are each entitled to a target cash bonus of 50% of their annual salary. The amount of such bonuses are determined by the Board of Directors based on certain defined criteria.

Each of Mr. Buchanan, Mr. O'Byrne and Mr. Holm receive and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Provident's executive officers.

In the event of a change of control or termination of employment for any reason other than cause, each of Mr. Buchanan, Mr. O'Byrne and Mr. Holm will receive two times the aggregate of his then current salary, bonus and benefits paid to him in respect of the most recently completed financial year pursuant to the Executive Employment Agreements.

The other Named Executive Officers do not have executive employment agreements with Provident.

Performance Analysis

The following graph illustrates changes from March 6, 2001, the day the Trust Units commenced trading on the TSX, to December 31, 2006 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Index and the S&P/TSX Capped Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

Total Return Performance
(Cumulative Value of a $100 Investment as of March 6, 2001)

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Trust Units to be issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options and the number of Trust Units remaining available for future issuance under equity compensation plans of the Trust.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	2,144,808	$11.09	1,360,270

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	2,144,808	$11.09	1,360,270

CORPORATE GOVERNANCE

General

The Canadian securities administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Disclosure Instrument") and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), both of which came into force as of June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange.  The Disclosure Instrument requires issuers such as the Trust to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices.  In this regard, a brief description of the Trust's system of corporate governance with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in Schedule A.

The Board and management of Provident recognize that effective corporate governance is important to the direction and operation of the Trust in a manner which ultimately enhances Unitholder value.  As a result, the Trust has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to good corporate governance and which establish a culture of integrity, honesty and respect.

Composition of the Board

The Board of Directors of Provident currently consists of eleven individuals, including a non-executive Chairman of the Board and the President and Chief Executive Officer of Provident.  Nine of the eleven current directors, including the Chairman of the Board, are considered independent within the meaning of applicable securities legislation.  Ten of the eleven current directors are proposed for election at the Meeting. Mr. Byron J. Seaman, who has been a director of Provident since 2001, is not standing for re-election to the Board of Directors at the Meeting.

The Board has responsibility for supervising and overseeing the management of the business of Provident.  In addition to the obligations of the Board mandated by law, the Board has responsibility for strategic planning, the selection and monitoring of management and the identification and management of the principal risks associated with Provident's business.  These duties and responsibilities, among others, are set forth in a written mandate of the Board that has been adopted.  A copy of the Board of Directors terms of reference is attached as Schedule B to this Information Circular and is available on the Trust's website at www.providentenergy.com.  The Board approves all significant decisions that materially affect the Trust before they are implemented and annually approves the key business and financial objectives of the Trust.  For information on the attendance at meetings of each of the directors, see "Board of Directors" in this Information Circular.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described below.

Committees

During the year ended December 31, 2006, the Board of Directors had three committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee, and the Governance, Human Resources and Compensation Committee.  Membership in each committee is set forth below.  For information on the attendance at meetings of each of the committee members, see "Board of Directors" in this Information Circular.

Audit Committee

The Audit Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce R. Libin and Mr. Hugh A. Fergusson. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the Board of Directors.  The Committee also reviews and makes a recommendation to the Board of Directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.  The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor’s report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.  The Committee must be satisfied that adequate procedures are in place for the review of the Trust’s public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the Board of Directors on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest.  In accordance with the Trust's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

The Audit Committee charter and further disclosure with respect to the members and actions of the Audit Committee pursuant to Multilateral Instrument 52-110 are included in Schedule A to the Trust's renewal annual information form dated March 28, 2007, which is available on SEDAR at www.sedar.com.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. Jeffrey T. Smith (Chairman), Mr. Grant D. Billing, Mr. Norman R. Gish and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the Board of Directors suitable candidates for director positions.  The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board of Directors and Provident at the time.  In addition, the Committee assists the Board of Directors on corporate governance matters and in assessing the functioning and effectiveness of the Board.

The Governance, Human Resources and Compensation Committee's mandate also includes reviewing Provident's human resources policies, compensation and succession planning.  The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the Board of Directors.  The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Board of Directors.  The Committee also administers the incentive plans of the Trust and makes recommendations to the Board of Directors respecting grants of awards thereunder.

Reserves, Operations and Environmental, Health and Safety Committee

The Reserves, Operations and Environmental, Health and Safety Committee consists of Mr. Jeffrey T. Smith (Chairman), Dr. Robert Mitchell, Mr. Bruce R. Libin, Mr. Byron J. Seaman, Mr. Hugh A. Fergusson, and Randall J. Findlay, all of whom are considered independent directors, other than Mr. Findlay, within the meaning of applicable securities legislation.  The Committee assists the Board  in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101; the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.

Other Corporate Governance Matters

Code of Business Conduct

The Trust has adopted a Code of Business Conduct, which applies to all directors, officers, employees and consultants of Provident.  The Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and for approving waivers of such standards by any director or officer.  Waivers in respect of employees or consultants may be given by the President and Chief Executive Officer who must report any such waiver to the Board.  No such waivers for any of Provident's directors, officers, employees or consultants have been granted as of the date hereof.

The Trust’s Code of Business Conduct addresses such matters as conflicts of interest, confidential information, and the protection and proper use of the Trust’s assets. All directors, officers, employees and consultants are encouraged to report violations of the Code of Business Conduct in accordance with the procedures described in the Trust's whistleblower policy.  In addition, Unitholders and other stakeholders can provide feedback to the Trust through email at info@providentenergy.com or by telephone at (403) 296-2233.

A complete copy of the Trust's Code of Business Conduct is available on the Trust's website at www.providentenergy.com and on SEDAR at www.sedar.com.

Corporate Disclosure Policy

The Trust has also adopted a Disclosure Policy which confirms in writing the existing disclosure policies and practices of the Trust.  The goal of the policy is to promote consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the market and promote compliance among the directors, officers, employees and consultants of Provident and the Trust's other subsidiaries.

The policy covers written disclosure in documents filed with the securities commissions and stock exchanges, written statements made in the Trust's annual and quarterly reports, news releases, letters to Unitholders and other documents released to the public, the content of which would reasonably be expected to affect the market price or value of the Trust's securities, including information contained on the Trust's website and other electronic communications.  The policy also extends to public oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, press conferences, conference calls and in other circumstances in which it is reasonable to expect that the information will become generally disclosed.

ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements and management's discussion and analysis of the financial condition and operations of the Trust as at and for the year ended December 31, 2006 and this Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Assistant Corporate Secretary of Provident at 800, 112 – 4th Avenue S.W., Calgary, Alberta T2P 0H3.  Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis for the most recently completed financial year. Additional information relating to the Trust is also available on SEDAR at www.sedar.com.

SCHEDULE "A"

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE

WITH CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Disclosure Requirement	Comments
1. Board of Directors
(a) Disclose the identity of directors who are independent.
The Board has determined that all of the directors are independent other than Thomas Buchanan and Randall Findlay, who are not independent by virtue of their status as President and Chief Executive Officer and retired President respectively of Provident.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Thomas Buchanan and Randall Findlay are the only directors who are not considered independent.

(c)     Disclose whether or not a majority of the directors are independent.  If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the directors of Provident are independent.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The other reporting issuer boards upon which Provident directors serve are set out in the Information Circular under the heading "Board of Directors".
(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the written mandate of the Board, the independent directors of the Board regularly hold in camera sessions of the Board at such times as the independent directors or the Chairman determine advisable.  During 2006, in camera sessions of the Board were held in conjunction with every regular meeting of the Board.
During the year ended December 31, 2006, there were 13 meetings of the independent directors.

Corporate Governance Disclosure Requirement	Comments

(f)      Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

John Zaozirny, the Chairman of the Board, is an independent director.  Provident has adopted a written position description for the Chairman in accordance with the guidelines set out in NP 58-201.  The role and responsibilities of the Chairman include the following:
-determine the dates and locations of meetings of the Board and the unitholders;
-require the Board to meet at least four times annually and as many additional times as necessary for the Board to carry out its duties and responsibilities effectively;

-ensure that all business that is required to be brought before a meeting of unitholders is brought before a meeting of unitholders;
-review the meeting agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities;

-ensure the Board has the opportunity to meet separately without management present at all meetings;
-provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities; and

-provide advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.
The attendance record for each director for all Board and Committee meetings held since the beginning of the year ended December 31, 2006 is set out in the Information Circular under the heading “Board of Directors”.

2. Mandate of the Board of Directors Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	A copy of the Board of Directors' terms of reference is attached as Schedule B to this Information Circular.

3.       Position Descriptions
(a)     Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed a written position description for the Chairman of the Board and for the chair of each board committee.

Corporate Governance Disclosure Requirement	Comments

(b)       Disclose whether or not the board and the CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the President and Chief Executive Officer.  The role and responsibilities of the President and Chief Executive Officer include the following:
-maintaining a high level of integrity and assisting in creating a culture of integrity throughout Provident;

-
-working with the Board to determine the strategic direction of Provident;
-leading and assisting the Board in developing short-term and long-term plans and objectives to achieve the strategies of Provident;

-	-from time to time, determining with the Board, the budgets of Provident and the Board's expectations of the President and Chief Executive Officer;

-	-undertaking the day-to-day management and operation of Provident and providing leadership to achieve the objectives of Provident;

-	-stewarding Provident's expenditures within approved budgets; -ensuring appropriate policies and procedures of Provident are developed, maintained and disclosed;

-	-ensuring that procedures are in place for appropriate communication to all stakeholders regarding Provident's activities and objectives; and

-	-complying with all stock exchange, regulatory and statutory requirements.

4.        Orientation and Continuing Education
(a)      Briefly describe what measures the board takes to orient new directors regarding:
(i)the role of the board, its committees and its directors, and
(ii)the nature and operation of the issuer's business.

The Governance, Human Resources and Compensation Committee is mandated to oversee an orientation and education program for new directors and to provide ongoing educational opportunities for all directors.  The objectives of such programs are to ensure that new directors fully understand (i) the role of the Board and its committees, (ii) the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that Provident expects from its directors) and (iii) the nature and operation of Provident's affairs.

Corporate Governance Disclosure Requirement	Comments

(b)      Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of Provident's affairs remains current.
All new directors are provided with a baseline of knowledge about Provident and its operating companies, which serves as a basis for informed decision-making.  This includes a combination of written material, one-on-one meetings with senior management, site visits and other briefings and training, as appropriate.

5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Board has adopted a written Code of Business Conduct that applies to all directors, officers, employees and consultants.  A summary of the Code is set forth in the Information Circular under the heading "Corporate Governance".

(i) disclose how a person or company can obtain a copy of the code;	A copy of the Code of Business Conduct has been filed on and is available through SEDAR at www.sedar.com, and is also available on the Trust's website at www.providentenergy.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board and management of Provident monitor compliance with the Code.  All directors, officers, employees and consultants are encouraged to report violations of the Code in accordance with the procedures set forth in Provident's whistleblower policy, which provides for the prompt reporting of any violations to an employee's supervisor, or alternatively, to any senior officer or director.  On an annual basis, Provident directors, officers, employees and consultants are required to certify they have read the Code.

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed since the beginning of Provident's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Corporate Governance Disclosure Requirement	Comments

(b)     Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest.  In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has reviewed and approved a disclosure policy for Provident, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.
The Board has also reviewed and approved a whistleblower policy, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information, and violations of the Code of Business Conduct.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses.  The Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.  The committee may also engage advisors to identify potential Board candidates.
The Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of unitholders or to be appointed to fill vacancies between annual meetings of the unitholders and will, through the Chairman of the Committee, approach nominees to ascertain their willingness to serve as a member of the Board.

Corporate Governance Disclosure Requirement	Comments

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Board has established a Governance, Human Resources and Compensation Committee composed entirely of independent directors which deals with nominating directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
One of the functions of the Governance, Human Resources and Compensation Committee is to recommend to the Board new candidates for election to the Board.
The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors.  Any engagement of independent counsel or other advisors is to be at Provident's expense.

7. Compensation (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Board has established a Governance, Human Resources and Compensation Committee.
The process and guidelines for determining compensation for directors and officers is set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Committee will engage independent advice from compensation advisors knowledgeable of industry trends and practices as well as review independent compensation studies prepared for industry peers.  The Committee will review and recommend for approval by the Board the executive compensation philosophy and remuneration policy for Provident and will:

(i)review and approve the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer;

(ii)evaluate the President and Chief Executive Officer’s performance in light of the previously established corporate goals and objectives; and

(iii)recommend to the Board the President and Chief Executive Officer’s compensation package based on their evaluation of performance.

In addition, the Committee will review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers.  With respect to the compensation of directors, the Committee will review the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Committee will also determine and recommend to the Board the annual bonuses to be paid to officers and will review any grants under compensation and incentive plans, at the request of the Board.

Corporate Governance Disclosure Requirement	Comments

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Governance, Human Resources and Compensation Committee is composed entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Committee's functions include: (i) assisting the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; (ii) reviewing the compensation of directors and the overall compensation policies of Provident; and (iii) assisting the Board in corporate governance matters.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Governance, Human Resources and Compensation Committee engaged Mercer Human Resource Consulting to provide specific support to it in determining compensation for Provident's employees, and officers during the most recently completed fiscal year.  This support to the Committee has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at some Committee meetings to review compensation policy and design for employees and officers.

Corporate Governance Disclosure Requirement	Comments

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Corporation has established a Reserves, Operations and Environmental, Health and Safety Committee.  A majority of the members are independent directors, in accordance with NI 51-101.  Its primary function is to assist the Board in fulfilling its oversight responsibilities generally and under NI 51-101 with respect to the oil and natural gas reserves evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities.  Additional information on each of the Corporation's committees is set out under the heading "Corporate Governance" in the Information Circular.

9.        Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance, Human Resources and Compensation Committee is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.
The Board, its committees and individual directors are assessed annually with respect to their effectiveness and contribution. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.  In addition to any other matters the Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

SCHEDULE B

TERMS OF REFERENCE
FOR THE BOARD OF DIRECTORS

Provident Energy Trust (the "Trust") has delegated a number of duties and responsibilities regarding the management and administration of the operations and affairs of the Trust to its subsidiary, Provident Energy Ltd. (the "Corporation") pursuant to the trust indenture, as amended.  As such, the board of directors (the "Board") of the Corporation has oversight responsibilities, authorities and duties in connection with the business of the Trust and the Corporation.

For the purposes of these terms of reference, the term "Provident" shall include the Trust, the Corporation and their subsidiaries.

Composition

Directors and Chairman

The Board is elected annually by the unitholders.  The Board shall appoint a chairman (the "Chairman") from amongst the directors whom comprise the Board.  The majority of the directors and the Chairman must be independent, as defined under applicable Canadian and United States securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman acts as Chair of all meetings of the Board and unitholders of the Trust.  When the Chairman is unavailable, an alternate chairman shall be chosen by the directors from among the independent directors present at the meeting.  The Chairman is responsible for ensuring that the Board's agenda enables the Board to successfully carry out its duties.

Committees

In addition to any other committees (including special committees) which the Board may in its discretion constitute from time to time, the Board shall have the following standing committees:

-           Audit Committee;
-           Reserves, Operations and Environmental Health and Safety Committee; and
-           Governance, Human Resources and Compensation Committee.

Certain of the responsibilities of the Board may be delegated to these or other committees of the Board. The composition and responsibilities of these standing committees and any other standing committees of the Board will be as set forth in their terms of reference, as amended from time to time.

Committee members shall be appointed by the Board. The Governance, Human Resources and Compensation Committee shall provide the Board with its recommendation for filling any vacancies on any committees.  The chair of each committee may be designated by the Board or, failing that, by the members of the particular committee. At each meeting of the Board, the chair of each committee (or such committee member as the chair may designate) shall report the results of meetings and reviews undertaken and any associated recommendations.

Board Membership Nomination and Evaluation

The Board has delegated the responsibility of recommending new director nominees to the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee shall, among other things, be responsible for recommending director candidates to the full Board.  The Governance, Human Resources and Compensation Committee will recommend new candidates according to its policies and principles in its terms of reference.  As well, the Governance, Human Resources and Compensation Committee will provide an orientation program for new directors.

In addition, the Governance, Human Resources and Compensation Committee shall ensure that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.

Communication

To ensure that the Corporation has in place policies and programs that enable the Corporation to communicate effectively and in a timely manner with its unitholders, other stakeholders, analysts and the public generally the Board has adopted a corporate disclosure policy.  The Disclosure Committee will report annually to the Governance, Human Resources and Compensation Committee with respect to any desirable changes to the corporate disclosure policy and with respect to compliance with the policies in order to ensure its objectives are being achieved and that the Disclosure Committee is effectively implementing the policy.

Meetings and Record Keeping

1.	The Board shall meet regularly and at least quarterly at such times and at such locations as the Chairman shall determine.

2.
Notice of meetings shall be given to each director not less than 48 hours before the time of the meeting.  Meetings of the Board may be held without formal notice if all of the directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.  The notice of the meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

3.
Each member of the Board is expected to attend Board meetings and meetings of committees on which he or she is a member and to be familiar with deliberations and decisions as soon as possible after any missed meetings.  Members of the Board are expected to prepare for meetings by reviewing the meeting materials distributed to members of the Board, to the extent feasible, prior to such meetings.

4.
The independent directors of the Board shall regularly hold in camera sessions of the Board, without management and without non-independent directors present and at such times as the independent directors or Chairman determine advisable.

5.
A quorum for meetings shall be a majority of the members of the Board, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

6.	If the Chairman is not present at any meeting of the Board, one of the other directors who is present at the meeting shall be chosen by the Board to preside at the meeting.

7.
The Chairman shall, in consultation with management, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Board with sufficient time for study prior to the meeting.

8.	Every question at a Board meeting shall be decided by a majority of the votes cast.

B -2

9.	Management shall receive notice of meetings and may attend meetings of the Board at the invitation of the Chairman.

10.	The Corporate Secretary of the Corporation, or any other person selected by the Board, shall act as secretary for the purpose of recording the minutes of each meeting.

The minutes of the meeting of the Board shall be placed in the Corporation's minute book.

Duties and Responsibilities

In accordance with applicable laws, the Board is required to always act honestly and in good faith with a view to the best interests of Provident.

The Board is responsible for the stewardship of Provident and overseeing the operation of the business of Provident.  The primary responsibilities of the Board shall include:

1.
to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer and other executive officers and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout Provident;

2.
adopting a strategic planning process and approving, at least on an annual basis, a strategic plan for Provident which takes into account, among other things, the opportunities and risks of the business;

3.	identifying the principal risks of Provident's business, and ensuring appropriate systems are implemented to manage these risks;

4.
providing continuing education opportunities for all directors so they may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of Provident's business remains current;

5.	adopting a succession plan which includes the appointing, training and monitoring of senior management;

6.
adopting and reviewing on an annual basis the Trust's Disclosure Policy to ensure that disclosure made by Provident is accurate, informative, timely and broadly disseminated all in accordance with applicable laws and stock exchange rules;

7.	ensuring that Provident has appropriate processes in place to effectively communicate with its employees, government authorities, other stakeholders and the public;

8.
ensuring the necessary internal controls and management systems are in place that effectively monitor Provident's operations and ensure compliance with applicable laws, regulations and policies, including reviewing on an annual basis the controls and procedures established for the certification of financial and other disclosure made by Provident;

9.	developing clear position descriptions for the Chairman, and, in consultation with the President and Chief Executive Officer;

10.	developing or approving the corporate goals and objectives that the President and Chief Executive Officer are responsible for meeting;

11.	monitoring compliance with Provident's Code of Business Conduct; and

12.	such other actions as determined advisable by the Board.

B -3

Stakeholder Communication

Any stakeholder may contact the Board by e mail at directors@providentenergy.com, or in writing c/o the Assistant Corporate Secretary at the Corporation's head office.  Matters relating to the Trust's accounting, internal accounting control or audit matters will be referred to the Audit Committee.

Review of Terms of Reference

The Board shall review and assess these Terms of Reference at least annually.

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